Exhibit 99.1

Announcement Thursday, 5 November 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

CAPITAL MARKETS DAY 2026 TRANSCRIPT

Date: Thursday, 5 November 2026

Time: 07:00 AWST/10:00 AEDT (17:00 CST on Wednesday, 4 November 2026)

Start of Transcript

Vanessa Martin: Good morning, everyone. Welcome to Woodside’s 2026 Capital Markets Day in Sydney.

I’m Vanessa Martin, Woodside’s Vice President of Investor Relations.

A very warm welcome to everybody in the room and every one of those joining us online by webcast.

Today, we are meeting on the land of the Gadigal People of the Eora Nation. We acknowledge their continued connection to these beautiful lands and waters.

We pay our respects to Gadigal elders past and present, and honour their enduring traditions and culture.

So a few housekeeping and disclosure points. In an emergency, please leave all your belongings behind and please follow the instructions of hotel staff. Could you also please silence your mobile phones for the presentation.

And also read the disclaimer, assumptions and other important information on slides 2, 3 and 4 of the presentation pack. A reminder that all dollar figures in the presentation are in US dollars unless otherwise noted.

Slide 60 in the appendix of the pack also provides detail on key assumptions relating to the information we are presenting today.

This morning we will provide a detailed overview of how Woodside plans to deliver long-term shareholder value.

Woodside has made great, strong progress in our business and in executing our projects since our last Capital Markets Day, and of course we have welcomed Liz Westcott’s appointment as our new Chief Executive Officer and Managing Director.

Today, Liz will highlight the strong foundations of Woodside’s business, the enduring global demand for our products, and our actions underway to sharpen execution and maximise value for our shareholders.

You’ll also hear from two members of our Executive Leadership Team: Chief Financial Officer Graham Tiver, and Chief Commercial Officer Mark Abbotsford.

Graham will outline our new capital strategy and new shareholder distributions framework, while Mark will explain how we are shaping a more resilient and competitive portfolio to further strengthen returns.

Following Liz’s closing remarks, we’ll open the floor to questions, so could you please hold your questions until then.

We also invite you to join Liz, Graham, Mark and the other members of the Woodside leadership team who are here today for lunch following the presentation.

Today’s slide presentation is available to download from the Woodside website.

And with that, please join me in welcoming Liz to the stage.

Liz Westcott: Thanks Vanessa, and a warm welcome to everyone joining us in person and online.

Thank you for your interest and engagement as we position Woodside to meet growing energy demand and deliver long-term value.

Since becoming CEO in March, I’ve had the privilege of meeting with our investors, customers and governments around the world. My discussions have reinforced two things.

First, Woodside is a highly regarded company, with a strong track record of safe and reliable production and consistent shareholder returns. Investors trust us to deliver.

Second, Woodside has significant potential to unlock even more value. By leveraging our proven strengths and applying even greater focus towards long-term profitability and resilience.

As we look ahead to the significant capital expected to be generated over the next decade, I believe we must be diligent and disciplined in how we allocate that capital and ensuring it creates shareholder value.

Today, I will set out the next iteration of our strategy to realise this potential and deliver greater value for our investors.

Slide 7 sets out three key elements of this morning’s presentation.

First, our strong foundations for growth and value. Our high-quality portfolio and competitive advantages reflect decades of proven project delivery and reliable operations.

Near-term volatility is real, but long-term energy demand is robust. We are positioned to deliver value through the cycle.

Second, how we will sharpen execution to strengthen our long-term profitability and resilience.

We will demonstrate where we have raised the bar on efficiency, execution and capital allocation, to support long-term shareholder value.

Third, how we maximise value by making our assets and capital work harder to deliver strong returns and value-accretive growth.

Recent announcements show we will make disciplined decisions to improve portfolio value and performance – even when they are not easy.

Slide 8 shows the holistic set of actions underway to lift performance and strengthen shareholder returns.

This begins with the safe delivery of our Scarborough, Trion and Louisiana LNG growth projects to schedule and budget.

We expect to deliver sales of approximately 280 million barrels of oil equivalent by 2032, and generate more than $40 billion in adjusted operating cash flow over the same period.

We are converting these strong foundations into higher returns and long-term value through specific actions.

These include resetting our cost base, targeting $400 million in annual structural savings from 2028; applying a single capital framework under which every investment opportunity competes equally for capital; introducing a new shareholder distributions policy that aligns dividends more closely with underlying performance, with flexibility for additional returns; setting a new 2035 net equity Scope 1 and 2 greenhouse gas emissions intensity target; further strengthening our marketing, trading and shipping capabilities to unlock more portfolio value; and actively shaping our portfolio to focus our investment where returns are highest.

Together, these measures re-calibrate our business to drive a significant uplift in performance and reflects our unrelenting focus towards achieving our new portfolio ROACE target of 12 to 15 percent by the mid-2030s.

This is a bold and clear target for the organisation to deliver for our shareholders, and we will demonstrate today how we intend to achieve that.

Delivering long-term shareholder value builds on Woodside’s proven, distinctive strengths.

From our beginnings in Australia more than 70 years ago, we now operate across three continents, with established customers in major energy markets.

Our 2022 merger with BHP’s petroleum business delivered a step change in production and sales. It added quality assets in Bass Strait, Mexico and the Gulf of America to our Western Australian LNG, pipeline gas and offshore oil business.

With approximately 19 million tonnes per annum of operated LNG capacity, we are one of the world’s largest independent LNG companies, contributing just under 5 percent of 2025 global supply.

Our reliable, cost-competitive operations generate strong margins that support value-accretive investment and consistent shareholder returns.

Since 2022 we have returned nearly $13 billion in dividends to shareholders.

Together, the quality, scale and geographic diversity of our portfolio position us to meet growing global demand for reliable and affordable energy.

Slide 11 shows our Australian business, built over more than 40 years of operations.

The large-scale, long-life North West Shelf and Pluto LNG assets anchor this business, providing resilient production and cash flow.

Both continue to produce with outstanding consistency, achieving reliability above 99 percent in the most recent quarter.

They have established Woodside as a significant supplier to Asia’s major economies, with enduring customer relationships across the region.

Our LNG operations are complemented by domestic gas production that is vital to Australia’s economy, and oil assets close to regional markets.

The BHP merger added Bass Strait gas and liquids production, and four months ago we assumed operatorship of these established assets.

Our existing footprint and quality infrastructure create a strong platform for future resource development and value creation.

Our Scarborough Energy Project will add long-term production and cash flow as legacy projects come off plateau.

Slide 12 shows our high-performing international portfolio and its significant growth potential.

Our oil assets in the Gulf of America and Senegal include Shenzi, Atlantis, Mad Dog and Sangomar.

Sangomar reached full production within nine weeks of start-up in 2024 and exceeded targets by sustaining near-nameplate production well into this year.

Two major projects will drive a step change in growth and contribute to our ROACE target.

Trion is targeting first oil in 2028, adding a new source of long-life oil production.

Louisiana LNG, targeting first LNG in 2029, creates a major US production platform and Atlantic Basin supply option.

Together, these projects are expected to almost triple our international sales volumes through to 2032.

We have built competitive advantages, over decades of operating experience, that underpin our performance and position us for sustained value creation.

First, our global portfolio of high-quality assets provides a resilient foundation for growth and cash generation. It combines long-life, low-decline LNG and gas assets with high-return oil projects. Our current average breakeven price of $30 supports resilience through changing market conditions.

Second, operational excellence, highlighted by our exceptional average operated LNG reliability of 98 per cent.

Third, project delivery. Our decades of LNG and deepwater oil execution experience is critical as we execute projects that will more than double our operated LNG capacity over the next five years.

Fourth, trusted customer relationships. More than 7,700 LNG cargoes delivered since 1989 have established us as a supplier of choice in major energy markets.

Finally, financial discipline. Our investment-grade credit rating allows us to invest in growth while providing returns to shareholders.

Together, these advantages differentiate Woodside and underpin our ability to deliver shareholder value and uplift ROACE.

The strategic priorities I set when I became CEO in March will guide how we build on these strengths.

As our growth projects move from execution to operations, our focus is on disciplined delivery of value.

Operational excellence means safe, reliable operations, greater efficiency and an enduring commitment to social and environmental performance.

Disciplined execution means delivering projects to schedule and budget, transitioning them into high-performing operations and optimising value through enhanced marketing and trading.

Sustained value creation means actively managing our portfolio and directing capital to the highest-value opportunities.

We are enabling these priorities through a sustained shift in how we work, with a focus on simplifying the business and improving cost-competitiveness.

This includes building a global ‘One Team’ culture with stronger accountability and adaptability, embedding digital and AI innovation where it creates value, and developing workforce capabilities for an evolving energy landscape.

Operational excellence is fundamental to maximising value from our base business.

Slide 15 shows how a focus on sustainability is embedded through our business to support reliable operations and project delivery, reducing risk, protecting cash flow.

Safe, reliable operations and lower operational greenhouse gas emissions can increase plant availability, reduce unit costs and enhance asset value.

Community engagement and effective management of environmental and cultural heritage risks support regulatory approvals and continued access to resources.

Strong customer and stakeholder relationships help us understand changing expectations, improving flexibility across transition scenarios.

Together, these actions protect our licence to operate and support resilient cash flows, higher returns on invested capital and future growth opportunities.

Slide 16 shows the link between operating performance, sustainability and value in practice.

The left-hand chart shows the consistent reliability of our operated LNG assets in Western Australia.

Reliability of at least 98 percent for five consecutive years puts us in the top quartile of industry peers.

This reflects proactive management of potential risks to safe, environmentally responsible operations.

Safety remains our highest priority, and strong process safety performance is fundamental to how we operate.

Following a trend of improved performance over 2024 and 2025, we have experienced three process safety incidents so far in 2026. That is three too many.

While none of these process safety incidents caused injury or lasting environmental impact, they reinforce the need to apply lessons learned and strengthen our controls.

We are also demonstrating global industry leadership in monitoring and managing methane emissions.

While our methane emissions [Clarification: intensity] are already at around 0.1 percent, well below industry benchmarks, we are identifying opportunities to reduce them further.

Proactive monitoring, including offshore drone surveys and a helicopter laser survey over the Karratha Gas Plant, has identified and addressed potential sources of methane leakage.

Slide 17 shows the major projects driving our current phase of growth and cash generation.

Our delivery of each of these projects to budget and schedule reflects Woodside’s proven track record of disciplined project execution.

Our Scarborough Energy Project offshore Western Australia is 99 percent complete and on track for first LNG cargo this year.

We’ve made good progress on commissioning and start-up activities offshore, and initial supply of Scarborough gas has entered the warm end of Pluto Train 2 ahead of liquefaction.

Scarborough offers large-scale, cost-competitive supply close to major Asian markets. With reservoir carbon dioxide below 0.1 percent, it is one of the lowest carbon-intensity LNG sources for delivery into North Asia.

Our Trion Project offshore Mexico is 71 percent complete. The floating production unit is nearing completion with integration activities underway in the shipyard. In Mexico, we have drilled 10 of the project’s 24 wells and begun offshore installation works.

Louisiana LNG is 32 percent complete, with construction underway across all three foundation trains.

This transformative project establishes Woodside as a multi-basin LNG supplier, complementing our established Australian LNG business with a major production hub on the US Gulf Coast.

Slide 18 shows how these projects lift sales volumes and sustain cash generation into the 2030s.

Annual sales volumes are projected to rise by more than 30% to approximately 280 million barrels of oil equivalent once Scarborough, Trion and Louisiana LNG are all producing.

Adjusted operating cash flow is expected to be around $7 billion per year through to 2032.

Some of you may remember the case we showed last year included Louisiana LNG expansion, contributing to sales volume growth to more than 300 million barrels of oil equivalent per year and $9 billion net operating cash flow.

This year we have deliberately sought to make the outlook more clearly anchored in the portfolio investors can see today, with future opportunities competing for capital.

Strong cash generation gives us choices on where to invest and creates options for long-term shareholder value. These include additional distributions, targeted improvements to an already strong balance sheet, or disciplined investment in value-accretive growth.

Slide 19 sets out our existing growth options that leverage established assets, infrastructure and capabilities.

In Australia and the Gulf of America, infill wells and tiebacks can add production without a new supply hub. In Bass Strait, we are evaluating a four-well opportunity that could deliver substantial new volumes to Australia’s east coast domestic gas market.

In Senegal, a potential second phase of Sangomar could backfill declining production, leveraging an established facility with exceptional reliability.

For Browse to North West Shelf, we are progressing regulatory approvals, technical definition, and contractor and commercial agreements.

Combining our interests in Browse upstream resource and North West Shelf infrastructure offers a capital-efficient way to create value while delivering long-term economic benefits for Western Australia and Australia.

Louisiana LNG provides scope for value-accretive expansion, with potential trains 4 and 5 offering 11.1 million tonnes per annum of fully permitted capacity.

As we assess these existing portfolio growth options alongside other opportunities, they must each compete under the new capital framework.

Let me close this section with three key messages.

First, our proven performance has built enduring competitive advantages that set Woodside apart and position us to deliver through the cycle.

Second, our base business and approved growth projects are expected to generate more than $40 billion in adjusted operating cash flow by 2032.

Third, this cash generation, our global footprint and high-quality assets give us options to sustain growth and value into the 2030s and beyond.

Our clear ambition is converting these strengths into greater shareholder value.

Let’s now watch a short video that highlights our major projects in execution.

[Video playing]

Liz Westcott: Enduring global demand for reliable energy underpins Woodside’s long-term value proposition.

Our diverse portfolio positions us to help meet that demand while supporting customers’ energy security and decarbonisation goals.

Population growth, rising prosperity and improved energy access continue to drive long-term demand.

The energy transition is occurring alongside this demand. Renewables are adding to energy supply, not simply replacing traditional sources.

Slide 22 shows much of the demand growth comes from non-OECD economies, where living standards are rising but energy poverty persists.

In OECD economies, demand is expected to remain relatively stable. New sources of demand from AI and data centres are offsetting efficiency gains.

Countries are following different transition pathways and adopting different energy mixes. But all need affordable, reliable energy.

Slide 23 draws on S&P Global’s 2026 Multidimensional Global Energy Pathways study.

The study shows that the global energy mix varies across transition scenarios. In all scenarios, the role of renewables increases as coal declines and oil and gas consumption remains resilient.

S&P Global estimates $8.1 trillion in upstream oil and gas investment is required through 2045 under the Emissions Reduction Pathway, reinforcing the importance of competitive new supply.

Underlying demand for LNG and oil remains strong, despite more frequent market disruptions and occasional short-term demand destruction.

Since COVID, successive shocks from the Russia-Ukraine conflict to shipping disruptions in the Red Sea, Panama Canal and Strait of Hormuz have disrupted supply chains and contributed to significant price volatility.

Meanwhile, data centres have emerged as a major demand driver, with their global power demand growing at almost 30% a year.

The response is telling. Customers have sought alternate supplies, redirected shipments, and invested in energy infrastructure, rather than fundamentally changing demand patterns.

LNG’s flexibility and reliability have proved valuable through these disruptions. Demand for new supply has spurred approval of a further 21 million tonnes per annum of US capacity over the past 12 months.

Oil also remains essential in sectors where substitutes are not readily available, with underlying demand remaining resilient.

Woodside’s reliable supply, trusted customer relationships and diversified portfolio enable us to navigate this volatility and capture emerging opportunities.

Slide 25 shows rising gas demand and declining domestic production in emerging Asia. That widening gap creates a significant LNG opportunity to support development and industrialisation.

In OECD markets, LNG supports system reliability, backs up renewables and can displace higher-emitting fuels.

In South Korea, Woodside LNG supplied to SK Gas from 2027 could enable emissions reductions through industrial fuel switching and lower-emissions marine transport.

Our proximity to key Asian markets, established infrastructure and customer relationships position us to capture this diverse demand.

Slide 26 shows significant LNG supply under construction, but further investment is needed to meet projected demand from the late 2030s.

Recent history shows supply does not always enter the market when expected. Geopolitical events, project delays, rising costs and changing markets can all affect timing and location of supply.

For Woodside, disciplined investment means bringing supply to the market competitively and at the right time.

Slide 27 shows substantial global oil demand even as the energy transition progresses.

Demand is forecast to remain resilient in hard-to-abate sectors such as aviation, heavy transport and petrochemicals, with growth in non-OECD economies offsetting declines across the OECD.

Natural field decline creates a persistent gap between production and demand, and suppliers must replace that production while keeping supply reliable and affordable.

Let me close this section with three observations.

First, diverse demand drivers underpin the long-term outlook for Woodside’s core products.

Recent events have reinforced energy security as a priority for countries across the world.

Second, the long-term demand outlook for LNG remains compelling.

Its reliability and flexibility support a range of uses, particularly in Asia, from industrial baseload power to backing up renewables.

Third, markets will change, but competitiveness and resilience remain essential.

We are focused on what we control: safe delivery on time and budget, operational excellence and lower costs.

Our high-quality assets, combined with disciplined delivery, strong operations and active portfolio management, position us to convert this growing demand into sustained value.

The following video shows how Woodside, as a trusted supplier, is meeting our regional customers’ LNG needs.

[Video playing]

Liz Westcott: Woodside’s competitive advantages and high-quality global portfolio position us to capture enduring demand for reliable energy, particularly LNG.

Let me now turn to the actions underway to convert these strengths into higher returns and greater long-term value.

Woodside is entering an important new phase, as we renew our focus on extracting more value from our growing portfolio.

Strong cash generation from our foundation business gives us choices about where to deploy capital, and how to best position Woodside for the long term.

Sharper execution across the board puts Woodside in the best possible shape to deliver shareholder value through the cycle. It helps us navigate near-term volatility and capture maximum value from long-term LNG demand.

It keeps us a low-cost producer, so we can continue meeting customer needs and capture new market opportunities.

Further sharpening our project execution ensures we deliver our projects to budget and schedule, converting investments into cash flow at the earliest stage.

And our focus on capital and portfolio management will drive disciplined investment decisions and make every dollar work harder.

We have made strong early progress on the structured review of our business I announced in April.

Building on this momentum, and reflecting recent portfolio announcements, we have increased the program’s target to $400 million in annual structural cost savings from 2028 against a 2025 baseline.

This represents a material reset of Woodside’s cost base, and a renewed commitment to strengthen our resilience and global cost-competitiveness.

We are targeting savings across three key areas: portfolio optimisation, streamlining our processes and external spend reductions.

And importantly, we are already taking decisive action to deliver these savings.

Our portfolio decisions, including divestments in Calypso, Sunrise and Bonaparte CCS, are simplifying the portfolio and directing resources to opportunities with the greatest potential to create value.

We are accelerating the deployment of AI and other digital technologies.

At the same time, we are simplifying workflows, reducing duplication and optimising processes across our global business.

We expect the program to deliver a reduction in our global workforce by more than 500 positions over time.

These targeted savings can be achieved without compromising safe and reliable operations, regulatory compliance or our social licence to operate.

Slide 32 shows how our emissions management is evolving to support long-term resilience as our business grows.

At our 2026 half-year results in August, I announced the retirement of our Scope 3 investment and emissions abatement targets.

This aligned our portfolio with the pace of the energy transition, as markets for lower-carbon products and services have developed more slowly than anticipated.

Our new Climate Transition Plan, released today, explains how climate-related risks and opportunities are integrated into strategy, capital allocation, operations, stakeholder engagement and governance.

It introduces a new 2035 net equity Scope 1 and 2 greenhouse gas emissions intensity target.

Specifically, we are targeting a 30% reduction in net equity Scope 1 and 2 emissions intensity by 2035, relative to a 2025 gross equity emissions intensity baseline.

On current planning assumptions, we expect to achieve this through portfolio modernisation, operational improvements and carbon credits where required for regulatory compliance.

This approach supports resilience and long-term value across energy transition scenarios.

As I outlined earlier, we are committed to a material uplift in Woodside’s Return on Average Capital Employed, or ROACE, with a portfolio target of 12 to 15% by the mid-2030s.

Slide 33 sets out our pathway to achieve this.

Return on average capital employed is a key measure of how effectively we deploy capital to generate returns and create long-term shareholder value.

As our major projects enter production and strengthen cash flow, we are focused on making disciplined choices and maximising returns from our invested capital.

Our high-performing base business and committed growth projects provide a strong foundation, expected to deliver ROACE of around 10% based on our mid-pricing assumptions.

Sharper execution across our business, active management of our portfolio for value, and implementation of our new capital framework provide a pathway from this base 10% to achieving our target.

The pathway towards a higher ROACE may not be linear. Attractive long-term investments may temporarily dilute ROACE while still delivering enduring shareholder value.

This is more than a financial target. It sets the discipline for how we run, shape and grow Woodside.

In summary, Woodside is entering an exciting new phase. Our major growth projects are moving into production and are set to deliver sustained cash flow.

We are determined to unlock maximum value from this next phase, through sharper execution to extract more value from our portfolio.

Our higher portfolio ROACE target ensures shareholder returns remain at the centre of our decisions. We remain a growth company, but one that is focused squarely on long-term value.

Thank you, and I will now hand over to Graham.

Graham Tiver: Thank you, Liz, and good morning everyone.

It’s great to see many familiar faces in the room. For those who don’t know me, my name is Graham Tiver and I’m the Chief Financial Officer for Woodside and have been since 2022.

As Liz noted, we are introducing a new capital framework and shareholder distributions policy to support Woodside’s next phase of value creation.

In recent years, we’ve strengthened our portfolio and invested through the cycle for growth and value.

Since 2022 we’ve returned nearly $13 billion in dividends, and that’s fully franked for our Australian shareholders.

As major growth projects come online, we are focused on maximising returns from our assets and effectively deploying the cash that they generate.

I’ll explain how our refreshed capital framework underpins this, guides our investment decisions and supports long-term shareholder returns.

Capital discipline is central to this.

Our capital strategy builds on a record of financial discipline, strong performance and prioritising shareholder returns.

Our commitments to safe, reliable operations, financial resilience and an investment-grade credit rating through the cycle remains unchanged.

We’ve consistently funded growth while maintaining liquidity and returning value to our shareholders, with an average dividend yield of around 7.5% since 2022.

While our priority for shareholder returns remains unchanged, the way we bring our capital decisions together is changing.

We are introducing a single capital framework, an updated shareholder distributions policy and a portfolio ROACE target to guide decisions, which Liz just touched on.

Directing our capital to the highest-return option should improve capital efficiency, lift ROACE over time and strengthen shareholder returns.

As we move beyond peak capital expenditure to stronger cash generation, this framework guides how we will deploy that cash.

Each invested dollar must create value, and every investment must compete with returning capital to shareholders.

Our new capital framework is effective immediately. It begins with the cash generated by our safe and reliable operations. This provides the foundation for everything that follows.

Balance sheet management and capital allocation are guided by a target portfolio ROACE of 12 to 15% by the mid-2030s, and retaining our investment grade credit rating through the cycle.

Our new shareholder distribution policy is 20-40% of adjusted operating cash flow, aligning returns more closely with the underlying performance of the business. It also provides greater flexibility for distributions to be through dividends and / or buybacks.

We define adjusted operating cash flow as cash flow from operating activities including lease repayments, including dividends paid to non-controlling interests and excluding working capital. And just to clarify, it excludes capital expenditure.

Our first priority for capital allocation is funding a base dividend of 20% of adjusted operating cash flow, then sustaining capital, and then our committed capital.

These commitments protect our assets, fund sanctioned growth projects and give shareholders a prioritised share of cash generation that does not compete with new growth opportunities.

Excess cash is available for Priority 2, to be used for portfolio and balance sheet management, discretionary shareholder distributions and / or future growth opportunities.

Growth capital must compete against discretionary distributions of up to a further 20% of adjusted operating cash flows. And obviously, the Board retains a discretion to make distributions above 20% if additional cash flow is available.

Let me take you through these elements in a little more detail.

Slide 38 shows the cash we expect our base business to generate.

In a mid-price environment, our base business and projects under construction are expected to generate more than $40 billion in adjusted operating cash flow from 2027 to 2032. This equates to an average of approximately $7 billion annually in adjusted operating cash flows.

In a high-price scenario this rises to more than $50 billion over the same period.

The current forward curve reflects a stronger pricing environment and is upside to our mid case which we’re presenting today. For 2027 this would generate an additional $5 billion in adjusted operating cash flows.

As Liz described earlier, this year’s plan is focused on current, approved growth only.

Key changes from the case we showed last year include the removal of Louisiana LNG expansion trains 4 and 5, and Beaumont New Ammonia, given our previously announced process to reduce our investment which is now under way.

We’ve also re-based our $70 mid price to 2026 real terms, which on an average is a lower price across the plan of about 5%.

This does add some conservatism to the outlook, and as mentioned our current pricing and forward curves are well in excess of this assumption.

This plan supports a delivery of our improved ROACE target, and provides us with great optionality due to our strong cash generation and strength of balance sheet.

Priority 1 maintains the business and gives shareholders a priority share of portfolio cash generation.

Sustaining capital funds safe and reliable operations, production integrity, low-cost infill opportunities and regulatory and environmental obligations.

These will not be compromised.

We will remain disciplined and seek efficiencies in our sustaining expenditure.

Committed capital funds projects in execution, we’re talking about Trion and Louisiana LNG. Capital for any future sanctioned projects will become a part of committed capital in future years.

The base dividend of 20 per cent of adjusted operating cash flow ranks alongside these commitments, prioritised ahead of unsanctioned growth projects. This sequencing is very important.

It prioritises essential expenditure and the base dividend above discretionary growth.

The remaining cash is then available for Priority 2, with the right-hand chart showing a significant expected increase over the next five years.

This creates optionality, where every dollar competes.

Long-term ROACE will be driven by disciplined Priority 2 allocation.

In the $70 Brent case, we’ve got approximately $17 billion available for Priority 2 from 2027 to 2032. In a high case of $85 Brent, that increases by approximately $9 billion, to $26 billion.

These funds may support balance sheet resilience through debt and liquidity management, additional distributions or portfolio actions or growth.

Growth receives no automatic allocation. Risk-adjusted returns for each investment must offer more value than the alternatives.

That includes returning capital directly to shareholders.

Stronger prices create more capacity, not less discipline.

Slide 41 shows how it would be applied to both Priority 1 and Priority 2.

As I outlined earlier, between 2027 and 2032 our base business and projects under construction are expected to deliver adjusted operating cash flow averaging around $7 billion per annum .

Maintaining our investment grade credit rating and strong balance sheet are key parameters to our capital discipline and value proposition to shareholders. This will be our first consideration under Priority 2.

Remaining Priority 2 funds are then available for additional distributions and growth.

We have simplified our investment criteria for growth. All projects compete equally and capital must compete against discretionary distributions to shareholders.

Every growth project must achieve an internal rate of return above 12% and be a positive net present value under our low-price assumptions.

We will also consider a range of other factors including market demand, risk, fiscal and regulatory settings and strategic fit.

In all cases growth opportunities must further the achievement of the 12 to 15% ROACE target by the mid-2030s.

Discretionary distributions of up to 20% of adjusted operating cash flow will be paid from Priority 2 as dividends, buybacks or a combination of both.

The Board has a discretion to make distributions above the 20% where Priority 2 capital is not utilised for the balance sheet or qualifying growth projects.

The choice between dividends and buybacks will consider share price and relative value at the time.

The decisions we make under our new capital framework will be based on long-term value creation where growth must compete with shareholder distributions.

Our new shareholder distribution policy will be deployed for Full Year 2026 results, and combines a sustainable base dividend with greater flexibility for additional shareholder returns.

The base return is a targeted dividend of 20% of adjusted operating cash flow, and as I mentioned, this does not compete and ranks alongside sustaining and committed capital expenditure.

A further 20% may be returned from Priority 2 funds through dividends and buybacks, or a combination of the two, with Board discretion to go above this limit.

Linking the base dividend to cash generation improves transparency and forecastability, while reducing the effect and the impact of non-cash earnings volatility.

We have made the additional distributions more flexible in their form which can be beneficial to a broad range of shareholders.

Slide 43 illustrates what the policy means for shareholders.

Over the historical period shown, applying the upper threshold of 40% of adjusted operating cash flow would have delivered higher distributions than the prior policy based on a range of 50% to 80% of underlying NPAT, noting we paid at the 80% level.

Distributions over this period would have totalled approximately $5.4 billion under the new framework with the full 20% discretionary paid out, compared with $4.2 billion paid under the previous policy.

This is an illustrative historical comparison, not a guarantee of future distributions. But, combined with our historical and continued commitment to shareholder returns, it demonstrates the policy’s potential upside for shareholders.

As Slide 44 shows, our strong balance sheet is fundamental to the new capital framework.

Our commitment to an investment-grade credit rating through the cycle remains unchanged.

Gearing remains important, but does not tell the full story. We also assess liquidity, debt maturities, committed expenditures and resilience at lower commodity prices.

Our committed liquidity and staggered debt maturity profile provides flexibility and reduces refinancing risk.

Under the indicative base case of $70 Brent and meeting our Priority 1 obligations, we could be net cash positive by the early 2030s - illustrating the business’ cash-generation capacity.

Current forward curves are above our base case, which has the potential to achieve a net cash [Clarification: positive] position earlier. This creates significant opportunities for shareholder distributions and growth.

Now, before I hand over to Mark, let me recap three key messages.

First, having a single framework applies common criteria to every capital decision, directing allocation towards higher portfolio ROACE.

Second, shareholder distributions are linked more directly to cash generation of the business, with an enduring base dividend and flexibility for additional returns.

Third, balance sheet strength preserves our choices to invest, manage the portfolio and return capital through the cycle.

Together, these make every dollar work harder for sustained value.

Thank you.

Mark Abbotsford: Thank you Graham, and good morning everyone.

For those who don’t know me, my name is Mark Abbotsford, and I lead our commercial, marketing, and trading teams, as well as our growth activities through mergers and acquisitions, business development, and also exploration.

As Graham has outlined, every capital allocation decision must compete to deliver long-term value. Our invested capital must be managed in the same way through disciplined portfolio management.

Our global footprint and established customer relationships provide us with a strong platform to extract more value from existing assets and to pursue disciplined growth.

We focus on opportunities where our competitive advantages can deliver attractive returns.

I’ll explain how Woodside’s active portfolio management strengthens returns, increases resilience and delivers long-term profitability.

Slide 47 sets out three connected activities. Together, they guide how we maximise portfolio value towards our ROACE target of 12 to 15% by the mid-2030s.

We shape our global portfolio around long-life, multi-basin LNG positions, supported by deepwater oil that deliver quick payback cash flows.

We choose where to own, operate, partner or recycle capital to concentrate investment where it delivers us the best returns.

Two recent examples illustrate this. Our Louisiana LNG investment and subsequent sell-downs secured an Atlantic LNG supply position without the full capital commitment that comes with a greenfield facility.

Our asset swap with Chevron improved joint venture and commercial alignment at our North West Shelf Project.

Where another owner sees superior risk reward, we will consider reducing or exiting a position, subject to delivering value to our shareholders.

We applied this approach in divesting our Greater Angostura and Calypso positions in Trinidad, with the Calypso deal completing just last week. It drove our necessary but difficult decision announced last week to sell our interest in the Greater Sunrise fields.

We optimise by combining physical supply, customer contracts, shipping and active management of risk across the entire value chain, rather than treating each asset as a stand-alone production source.

This captures more value from our production.

As our portfolio and capabilities continue to grow, we expect optimisation to contribute an additional 1% uplift in our ROACE by the early 2030s.

We will grow through backfill, brownfield development and expansion, while selectively evaluating new basins where our capabilities and customer relationships provide us with an advantage.

Existing hubs come first. New-basin opportunities face a disciplined assessment.

Our range of attractive opportunities and strong financial position gives us choice. Each must compete rigorously with each other - and with shareholder distributions - for capital.

Slide 48 shows how we shape our portfolio for value across different product types and ownership models.

We direct capital where we have a competitive advantage: multi-basin LNG, selected deepwater oil opportunities and new energy paced to customer demand.

In LNG, we build upon our experience developing, operating and marketing supply globally and at scale.

We seek growth where cost, scale or customer relationships give us an advantage and expand our optimisation opportunities.

For deepwater oil, we target opportunities where our subsurface knowledge and project execution skills can provide us with an edge.

Reservoir quality and quick payback oil underpin our investments, including both Sangomar and Trion.

Demand for emerging lower-carbon products has developed slower than what we expected. Investment must therefore follow market demand and deliver acceptable returns underpinned by durable policy support.

Competitive economics and firm, long-term customer commitments have underpinned LNG development for decades.

We are open to new energy investment when hydrogen, ammonia and CCS markets develop on a similar basis.

We retain the skills and market relationships to preserve these options, without committing capital ahead of a strong business case.

We also engage with customers and governments on supportive policy and market frameworks to enable lower-carbon solutions to become commercially viable.

How we participate in the value chain also matters.

We own and operate where control and integration add value; partner to improve capital efficiency or capability; and contract services to others who provide capability more efficiently.

We recycle capital where another owner values an asset more highly.

Growing scale gives us more supply options and more ways to capture value.

The chart on Slide 49 shows Woodside’s sales are expected to grow from approximately 212 million barrels of oil equivalent in 2025 to approximately 280 million by 2032, built on a strong foundation of existing operations and projects in execution.

We’re also expanding our global customer portfolio, securing long-term LNG supply arrangements with high-quality buyers across Asia, Europe and the Middle East.

Recent agreements demonstrate the breadth of our customer relationships and underpin future sales. This list is intentionally long, reflective of our truly global portfolio.

Of Louisiana LNG’s total annual capacity of 16.5 million tonnes, approximately four million tonnes have been contracted to third-party buyers on a free-on-board FOB basis.

Approximately four and a half million tonnes can be allocated to HoldCo participants, which includes committed volumes to Williams. The remaining eight million tonnes sits within the broader Woodside LNG portfolio.

This approach provides flexibility to capture value, manage risk and capital requirements in growing but volatile market.

We layer contracts across different pricing mechanisms and tenors, balancing revenue certainty with flexibility to capture value from changing market opportunities.

As our Atlantic and Pacific supply grows, we expect more opportunities to optimise pricing, and destinations and our shipping positions by directing LNG to the highest-value markets.

Integrated marketing, shipping and trading capabilities help us capture additional value from market dislocations and shifting demand patterns.

Slide 50 shows how we balance near-term sales certainty and cash flows with flexibility to capture value as markets change.

Our mix of crude-linked, gas hub-linked and fixed pricing spreads our risk across cycles whilst preserving our exposure to asymmetric upside.

About 75% of our portfolio LNG volumes are contracted over the next two years, mostly at crude-linked or fixed prices, providing strong protection from short-term volatility.

For the 2029 to 2032 period, 70% of LNG volumes are contracted, with a slightly greater exposure to gas hub pricing. Across our overall portfolio, uncontracted LNG only represents 20% of total volumes over this period.

Recent market volatility has renewed customer focus on secure and reliable LNG supply - playing to our operational strengths and our asset locations.

Last week’s agreement with QatarEnergy is one of the largest ever Woodside LNG deals, and reflects increased global demand from high-quality counterparties seeking LNG from suppliers with a track record of delivery and reliability.

In addition, agreements cover approximately 3.5 million tonnes per annum to European markets, with flexibility to divert to other markets, demonstrating our multi-basin capability and continued disciplined execution of our marketing strategy.

Woodside is one of the few global LNG companies with the scale, diversity and balance sheet to manage an integrated portfolio of supply, customer relationships and commitments and shipping.

We have evolved our business from a point-to-point LNG sale, now managing an increasingly integrated global portfolio.

Today we are further developing our trading backed by physical supply, combining our diverse production platform with shipping, infrastructure and storage access to sell and move our product to where it is most valuable.

Four levers will drive additional value:

Firstly, consistently capturing optimisation opportunities from within our existing portfolio.

Secondly, growing our third-party traded volumes.

Thirdly, leveraging increased supply from our global LNG positions and fourthly, dynamically managing financial exposures as market conditions change.

We are investing in systems, data analytics and AI that will support faster, and better-informed decisions.

Robust risk management and governance, including clear trading controls, will underpin this approach, so we can capture opportunities while managing our exposures.

Together, these capabilities are expected to contribute an additional 1% uplift in ROACE by the early 2030s.

Long-term energy demand creates significant growth opportunities. Our focus is where these opportunities deliver value.

As Slide 52 shows, LNG demand is expected to grow strongly across Asia and Europe, while substantial new investment will be needed to sustain global oil and gas supplies.

Our portfolio is well positioned to capture these opportunities across both the Atlantic and Pacific basins.

In the Pacific, our proximity to Asian markets provides a cost, geopolitical and reliability competitive advantage.

Scarborough will add new LNG supply, while Browse offers potential future growth by leveraging our existing infrastructure.

In the Atlantic, Louisiana LNG will establish a significant US Gulf Coast supply opportunity, with flexibility to serve European and global markets with scope for further expansion.

Trion will add deepwater oil production, with potential exploration and backfill opportunities.

Beyond our existing portfolio, we’re also evaluating opportunities through exploration, strategic partnerships and M&A.

Choice with corresponding discipline is an important advantage. Given the strength of our base business, we can pursue growth where the economics are compelling.

Each option is assessed against returns, execution risk, financial capacity and the alternative of shareholder distributions.

Let me close by summarising our three portfolio priorities.

Firstly, we will shape the portfolio by focusing capital where our assets, capabilities and ownership choices deliver the most attractive returns, using sell-downs and divestments to optimise the portfolio.

Secondly, we optimise the portfolio by combining global scale and supply diversity, with enhanced marketing and trading capabilities to capture more value from our production and assets.

And finally, we grow the portfolio in a disciplined way by preserving choice, requiring every opportunity to compete for capital and meet our return thresholds.

Thank you, and I’ll now hand you back to Liz.

Liz Westcott: Thank you, Mark and Graham, and thank you all for joining us this morning.

I trust our presentation has given you a clearer view of our plans to deliver long-term value.

What you have heard today is that Woodside is building on our strong foundations to deliver sustained shareholder returns.

As Scarborough, Trion and Louisiana LNG move into production, we will enter a period of significant sales growth and sustained cash flow.

Enduring demand for reliable energy supports continued investment in Woodside’s core products, supporting long-term value creation.

To capture that opportunity, we are sharpening execution and making Woodside more cost-competitive and value-focused.

We are reducing structural costs and have implemented a new framework under which every investment competes rigorously for capital.

We are also ensuring our assets and capital work harder for shareholders.

Our portfolio ROACE target of 12 to 15% by the mid-2030s, puts long-term shareholder value at the centre of decision-making.

Our new distributions policy supports durable returns, with greater flexibility to return additional value.

Together, these strengths and actions make a compelling investment case for Woodside.

The plan we outlined today leverages our distinctive strengths including our global portfolio, proven capabilities and deep customer relationships.

We are putting those advantages to work: improving efficiency, reducing costs and directing capital to the highest-value opportunities.

As we enter a new phase of cash generation, our focus is on disciplined delivery of value to create a more profitable, resilient Woodside.

A Woodside that can help meet growing global energy demand, achieve our 12 to 15% ROACE target and deliver long-term shareholder value.

Thank you.

Vanessa Martin: Thanks Liz, if everyone can just bear with us while we get ready for Q&A. Thank you very much.

So we’ve got two roving microphones in the room, the team have got them there, so if you could just put your hand up when you’re ready.

When you do ask your question if you could please say your name and where you are from just for the benefit of the audio and for those online, can I ask that you limit to two questions just to get- so we give everyone the chance to ask, so if you want to ask a question just raise your hand.

So I think Tom, we’ll let you kick off.

Tom Allen (UBS): Tom Allen here from UBS. Congratulations, Liz, Graham, Mark, Vanessa on the information released today with the new capital strategy.

Just on the definition of how you’re going to employ your new target for a return on average capital employed, will you apply it in the same way that your current long-term incentive plan works, where you’ll adjust the ROACE measure to exclude capital employed for major projects prior to their production.

Liz Westcott: Yeah, I’ll take that one, Tom. So, in the annual report that got released at the beginning of 2026, there was a revised executive incentive plan and ROACE was introduced as part of the long-term plan.

We’ve now released the revised capital framework, and so the Board is going through the process of understanding our revised ROACE program through the capital framework and how that needs to apply into executive remuneration.

They’ll be continuing to look at the normal features for remuneration around attracting talent, ensuring we’ve got a competitive package.

The definitions we are using in the capital framework will be absolutely how we guide the business and I expect the Board to be contemplating that.

We will not be changing our capital strategy for the organisation to match the current definitions in the executive plan. It’s more likely to be the opposite.

Tom Allen (UBS): Okay, so growth capital for projects that have not yet started production, that will be included in the way that you assess your ROACE.

Graham Tiver: So, Tom, this would be 100% reconcilable to the prima facie balance sheet, and profit and loss statement, and no adjustments.

Tom Allen (UBS): OK, that sounds like a helpful change. One of the challenges has been Woodside have found a number of large growth projects historically and have indicated a willingness to enter into those projects with a higher equity contribution, and so that has at times weighed on shareholders and so that’s helpful that we include it.

It’d be interesting, Graham, just to hear how you might position the balance sheet against this new target. So I think you made very clear that gearing is only one measure.

Is there a through the cycle metric that we should think that you’re going to aim for?

Liz Westcott: Yeah, I’ll kick off and Graham will fill in. We are absolutely committed to the investment credit rating for Woodside. That is our overarching balance sheet metric that we’re looking at.

We recognise there’s a number of features that play into that. Operating cash flow is a really big important part.

And that will be the guide, balance sheet, liquidity, these features of Priority 2 are going to be super important to the structure of what we do.

I’ll let Graham add to the details on how you’re balancing it.

Graham Tiver: I think, Tom, under a single capital framework, our overarching guardrail, non-negotiable, is investment grade. Today, we’re triple B plus [Clarification: Woodside’s corporate debt ratings are BBB+ by S&P Global and Baa1 by Moody’s].

Within investment grade, and it’s not jumping out on the capital strategy or capital framework one-pager, is there’s a whole suite of metrics that help us manage our investment grade guardrail.

One of those is gearing. You know, we’ve generally given that a higher profile. It is still very important to us. We’ll still report gearing on a half yearly basis with our accounts.

You know, we look at our debt maturities, we look at, you know, what the macros are doing. So in terms of, I guess, lifting up, we are absolutely focused where we were previously on maintaining investment grade credit rating.

Within that is a whole suite of metrics that we look at, including gearing, like I said, including liquidity, our net debt, our maturity profiles, etc. So super important for us.

Today you know, $8 billion in liquidity, $9 billion in net debt, and the cash flow is starting to open up as Scarborough comes online, Trion in ‘28, and the first train from Louisiana in ‘29.

We’re in pretty good shape, I would say excellent shape, and you can see that in our net debt and gearing graph in the back end of my section.

Vanessa Martin: Yeah, we have got another question, Gordon.

Gordon Ramsay, RBC Capital Markets: Well, thank you. Gordon Ramsay, RBC Capital Markets. Another quick question on the capital framework. Just trying to understand the discretionary distribution and how we model that going forward.

Looking at slide 62 in the back of your pack, it basically implies that it has to be at least 10% to match prior dividends that have been paid over the last, what, 12 years by Woodside.

So just trying to get a feel, Graham, whether that’s at risk going forward. And I know the old policy was a minimum of 50% of underlying NPAT and you paid out 80.

How do we look at the discretionary payment going forward? Is it excess cash as you mentioned earlier?

Liz Westcott: Yep. I’ll start. I’ll start with that one.

When I think about our distributions policy now, I sort of think back to what we’ve had.

We’ve had for more than 10 years a dividend policy of paying out under NPAT. We’ve now moved to a distributions policy. It’s got more options with buybacks, and it’s now paying out on the adjusted operating cash flow.

So we’ve made an adjustment to the backdrop. We had 50 to 80% as our payout range. We’ve got 20 to 40% as our payout range in our new framework.

And what we’ve shown through looking at the last four halves is that the range we’ve got, actually allows for a higher upside payout than the traditional 50 to 80 dividend.

We understand the importance of returns to shareholders. We understand that the 80% that we’ve maintained consistently for a number of payouts has been highly valued by everyone.

That’s part of our understanding. We’ve shown that that would be, on those quarters, the equivalent of a 30% total payout [Clarification: ~31%] under the adjusted operating cash flow. That’s part of what we’re thinking.

What we can’t do is promise and forecast, but the ranges are retained, as they had been, a 50 to 80, a 20 to 40.

We’ve got more options through the discretion, whether it’s dividends or buybacks, and we’ve made, importantly, that commitment that the 20% is ahead of any growth investment consideration. So that one is locked in alongside the commitments we’ve made on under capital.

Graham Tiver: I think you’ve said it, Liz, but maybe just, Gordon, on page 40, getting old, 43, we do a two-year look back and the 80% NPAT equivalent [Clarification: $4.2 billion paid at 80% of underlying NPAT], the policy we’ve been operating under for 12 or 13 years, over those two years would have been equivalent to about 31% of the new proposed policy [Clarification: ~31% of Adjusted operating cash flow].

So that gives you a feel for the upside. I can’t look back and tell you whether that would have been paid out at the upside, but just to give you a feel of the sense of the, it’s got more breadth in it, if you want to call it in the range for upside.

But first and foremost, as I was just touching on with Tom, we’re going to make sure the balance sheet’s in good shape. We’re going to have a look at what options are out there to grow ROACE towards our north star of 12 to 15 percent [Clarification: by the mid-2030s].

And then we’ll look at how that plays out into the discretionary returns. But yeah, I think it’s really exciting and it’s great upside for our shareholders, while allowing us to maintain a really strong business going forward.

Gordon Ramsay, RBC Capital Markets: Okay, second question relates to Louisiana LNG, and congratulations on the Qatar Energy transaction.

Going forward, Stonepeak’s contribution finishes this year in terms of the capital. Does that increase pressure on Woodside to enter into an agreement for sell-down in HoldCo? Or additional equity LNG sales to help contribute to the capital for that project.

Liz Westcott: Yeah, thank you. Louisiana LNG, the Stonepeak contribution and the Williams participation in Louisiana have resulted in Woodside having [Clarification: approximately] 57% of the total capex for this project.

Yes, Stonepeak was front-loaded, and so we’ve been benefiting from ‘25 and ‘26 from a 75% loading.

But having 57% has given us the time and the patience available to be super disciplined in where we take transactions. And we continue to be.

We have strong interest in Louisiana LNG. It is from a range of parties. As we’ve been showing, the market has been changing through 2026 and diversification is high on the agenda of companies in the energy sector.

So we do have interest from a number of parties in participating. We’ve secured the FOB deal with Qatar Energy. We have interest in offtake. We have interest in HoldCo participation.

The discipline we’re able to exercise in bringing in a strategic partner for the next 20 years has been enabled through the original sell-downs, but it’s also been enabled in how we’ve managed the business and the cash we’ve got available to continue to fund capital through ‘27 and onwards to give us that disciplined time.

I think it’s fair to say it’s hard to do deals in volatile times. Companies are trying to understand where the markets might be moving and dealing, and so we need to be patient and work with them, but we continue to have good interest.

Vanessa Martin: I’ve got another question over there, yep.

Adam Martin (E&P): Yeah, morning, Adam Martin, E & P. Liz, Graham, Mark, I suppose first question just on sort of buybacks. You’ve had the, you’ve always had buybacks as an option.

You haven’t really bought back any stock over the last at least 10 years, you know, from my memory.

But yeah, is this a pivot today on buybacks? You’ve obviously got a growing US investor base as well, frank credits aren’t as important for them. To just think us, talk us through how you think about buybacks now.

Liz Westcott: We were very conscious in moving from a dividend policy to a distributions policy and bringing buybacks into that discussion in a really deliberate manner.

So it’s part of policy more so now. It was available but it required a board decision [Clarification: All shareholder distributions, including buybacks, require board approval].

The way we’ll assess buybacks will be in a manner that reflects our underlying internal view of the assets, what the share price is doing, our view on the market, what the alternatives are.

This is all part of that Priority 2 discretionary distributions, competing with growth capital, competing with balance sheet activity.

So it will be part of the consideration, that we will exercise. And, you know, in a large part, it’s informed as well by stakeholders and preferences.

We understand a strong preference for fully franked dividends from the Australian shareholders. We’ve got an international shareholder base. It’s providing us optionality moving forward to be able to respond as we see fit.

Graham Tiver: I can’t add any more, Liz.

Liz Westcott: Yeah, okay.

Adam Martin (E&P): Thank you. And just a second operational question, just on Pluto, I think you got about, you know, just over a TCF of reserves there, sort of seven or eight years of, you know, 2 to 3 million tonnes production. How are you going on sort of trying to fill that ullage?

You know, whether it’s other forms of gas, whether it’s anything you can do on the 2C resource, just talk us through that piece, please.

Liz Westcott: So Pluto is a great asset and delivering strongly for Woodside today and will continue to do so. We announced a reserves uplift at the beginning of 2026 on the back of performance, so it continues to be a strong asset.

We’ve recently completed [Clarification: drilling of] a new infill well Xena-3 in the Pluto offshore asset. We’ve got plans for Pluto 09. So we continue to see infill options.

When we think about capacity, though, we’ve got Train 1 that had been and continues to be dedicated to Pluto, will start to share its capacity with the Scarborough project [Clarification: subject to first LNG cargo and completion of Pluto Train 1 Modifications]. And so that means our trains will stay fuller for longer.

With Scarborough sharing the Pluto Train 1 facility, building up to the 8 million tonnes per annum that the Scarborough development is capable of, we’ve got optionality and we are running it as an integrated asset.

We run the two trains that we recognise the ability to send volumes to North West Shelf for the interconnector, domestic gas, LNG, export capability. So a lot of options to keep capacity full at that location.

Graham Tiver: And Adam, just to add, right down in the depths of the presentation in the appendix, there’s an integrated flow table similar to what we provided last year, but updated.

Vanessa Martin: We got Rob here next, and then I think that Uwan down the back, and then Mark here.

Rob Koh (Morgan Stanley): Yeah, good morning. It’s Rob Koh from Morgan Stanley. Thank you very much for the preso. I have, I guess, a boring question for Mr. Tiver and hopefully an interesting question for Mr. Abbotsford.

So, Mr Tiver, just on investment grade ratings, I guess Moody’s is one of your agencies, and they focus on an RCF to total debt metric.

Given that you’re now having a base dividend concept, have you had discussions with Moody’s about how they might change their RCF metric to just that base dividend?

Because I assume that’s part of the alignment of stakeholders. And does that actually give you more debt capacity?

Liz Westcott: And I will not answer that question.

Graham Tiver: Rob, I’m going to answer that quite generically. We’re constantly talking to our rating agencies, you know, whether it’s something like what we saw come through last week with the Qatar deal, we’re always talking to them. We don’t anticipate any issues is all I will say in terms of what we’re proposing here.

We have those conversations on a regular basis.

Rob Koh: Okay, great.

Graham Tiver: And to be frank, sitting behind this was not to get greater room with a rating agency. That has not been in our thinking at all. This is more about strengthening and improving value.

Rob Koh (Morgan Stanley): Yeah, okay, sounds good. Okay, and then Mr Abbotsford, I guess I got a bit excited earlier in the presentation because Ms Westcott said that we were getting more of the trading, and you talked about an extra percentage point of ROACE from optimisation, and I guess that’s nearly a billion dollars in the 2030s.

Is that the right kind of order of magnitude, and can you maybe just give us a little bit more colour on the kinds of physical backed trading activities that you will be planning?

Mark Abbotsford: Yeah, great question, Rob. And maybe it was the more interesting one, Graham. I don’t know. So I mean, we’re already at the moment doing a number of these activities.

So we’re actually, as you know, through the marketing segment, which you’ll see reported, already engaging a number of physical backed trading activities.

The opportunity for us is with Louisiana LNG, our portfolio significantly diversifies geographically.

And as I mentioned in the presentation, we’ve got significant optionality that sits, for example, in European positions where, in essence, whilst we have a backstop for three and a half million tonnes of volume based upon those agreements that we described, those volumes can be moved to alternative markets where pricing signals, when pricing signals push them.

And if we look at this year, for example, and it’s a good example, so with our Corpus Christi volumes, we’ve now moved two of the cargoes that were otherwise earmarked to flexibly go into our European positions across to the Far East, leveraging our shipping position, and of course seeing the pricing spread that’s emerged between JKM and TTF.

That’s a good example of the sorts of opportunities we’ll be pursuing.

But with scale and with increasing diversity in your portfolio, the number of opportunities will increase, and that’s why we see the opportunity for a significant uplift. And of course, like anything, trading margins are going to be driven by volatility.

So we will see some variability in that ROACE return. You know, in the current environment, we’ve heightened volatility.

If we had an environment with lower levels of volatility, you should expect some variability, but that’s what we expect to see over the cycles.

Vanessa Martin: We’ve got Uwan in the back.

Uwan Minogue (Barrenjoey): Morning guys, Uwan Minogue from Barrenjoey. Just one from me on growth. You talk about exploration, M&A, strategic partnering.

Can you give us more colour around what growth you might be targeting? And beyond the returns framework, is it diversification or growth into particular basins or products, or are there any other considerations that we should think about?

Liz Westcott: Yeah, growth is an important part of the future of Woodside. We remain a growth company and what we’re highlighting today is how tightly we’re going to be chasing value.

So we have the four buckets of growth that we identified in the presentation today, which is the organic growth, the portfolio growth that we’ve got around our established assets today.

We continue to have discussions with strategic partnerships, looking at M&A opportunities and exploration. We wanted to flag that we aren’t limited by what you can see and we can put titles to on pages today. So that’s part of how we think about our growth going forward.

But we know every growth option needs to compete.

It’ll be competing for the growth available for capex. It’ll be competing for the distributions with the program.

We’re not bound by a geographic bias. Certainly the portfolio opportunities with your established assets offer you the brownfield capability, the ability to get growth with lower capex. By utilising existing infrastructure.

But we’re not constrained to that. We are looking at options around the globe. I’ll let Mark add if you want.

Mark Abbotsford: Yeah, I think you’ve addressed it well. And maybe to pre-emptively address a question that will come around, say, for example, the North West Shelf pre-emption opportunity that sits in front of us, the lens that Graham, Liz and I have gone through today is exactly the lens that we’ll look at that type of opportunity through.

Is it consistent with strategy? What does the macro look like? What does the balance sheet look like? Does it deliver value? And how does it compete versus our alternative uses for capital?

Vanessa Martin: We’ve got a question from Mark here, then there’s a question over the back of the room, and then there’s another question in the middle of the room.

Mark Wiseman (Macquarie): Thanks, it’s Mark Wiseman from Macquarie. Just on slide 33, the bridge from 10%, ROACE up to 12 to 15%. I was just wondering if you could unpack the capital and returns part of that.

How do you get to the 3% in that component and how have you modelled the 1 to 3%? Because it sounds like that’s beyond the growth projects that are in execution phase. Is this bolt on acquisitions? Is it something else?

Liz Westcott: I’ll start and then let Graham or Mark add to this. So this chart, there’s quite a bit happening on it. The committed projects, Scarborough, Trion, Louisiana LNG and our base business, all contribute to the 10% on the left. The sanctioned world that you’re familiar with with Woodside is in that 10%. The sharpening of our execution and our focus on maximising value is where we get our uplift.

And the point you were making is at the bottom there on the capital strategy, how does that deliver additional ROACE?

You may recall in Graham’s section, we talked about the $40 billion of the adjusted operating cash flow that we anticipate coming from the investments we’ve made. And how $17 billion of it across this six-year period is available for these Priority 2 types of investments.

When you prioritise that level of investment with the attention on value that we will give it, we can see how you can uplift ROACE for the organisation from the 10 plus the strengthened execution section.

We can see 1 to 3% more value through buybacks, through deploying the capital and the cash available in a really disciplined way, having all investments included, seeking greater than the 12% return, being very disciplined with our portfolio, ensuring every part of the capital that we have invested is adding value.

You’ve seen our portfolio activity of recent where we’re tidying up early-stage projects where we don’t see runway to being value accretive for shareholders. When you do all of those things, that’s where we see that 1 to 3% coming through.

Graham Tiver: No, just to round out very simply, Mark.

Priority 2, you would have heard me mention, and you can see the graphs, there’s at a $70 mid-case, and I think it’s a $9 or $10 JKM [Clarification: $10 JKM].

We are sitting on $17 billion of cash that goes into Priority 2. That’s putting that to work. It’s not letting it sit in the bank account.

This is really around buybacks, distributions, shareholder returns, you know, sorry, in the form of buybacks or dividends and its potential growth options as well. So, it’s putting that $17 billion to work.

Mark Wiseman (Macquarie): Great, thank you. And second question, just on the balance sheet, the 10 to 20% gearing guardrails that you had previously, am I right in saying those are released?

And I think the discussion in the past was you’re a little bit over 20%, but the priority has always been investment grade credit and the actual cost to your value was very minimal going down a notch anyway.

I guess what I wanted to get at is you have a lot of infrastructure style assets in the portfolio. You should be able to tolerate more than 20% gearing.

Some of your LNG peers do. Is there a signal here that you are wanting to actually enhance returns through running a higher gearing ratio?

Graham Tiver: No. To be frank, no.

What we’re saying is that, as I touched on earlier with the question from Tom, I think it was, in terms of the capital framework and bringing it together, our north star, our guardrail is investment grade credit rating.

Sitting within that is a whole bunch of metrics. Gearing is one of them. Yes, we were just above 20 for the half-year.

We will be, my view, what I’m seeing today, will be below 20 for the full-year, and I think I said that to Rob in the Q&A session at the half-year results.

So, you know, we’ll still report, we look at it, we look at it with a whole suite of other metrics, but it’s not indicating that we’re going to stretch that.

If the opportunity’s there and Mark brings along a great opportunity, a growth opportunity that can deliver an IRR that’s going to drive us towards 15% [Clarification: ROACE target of 12% to 15% by mid-2030s], let’s have the conversation and we’ll weigh all that up Mark.

But underpinning all of this, is that we will not jeopardise or put at risk our investment-grade credit rating.

Henry Meyer (JP Morgan): Thank you, it’s Henry Meyer from JP Morgan. Maybe just, hey Graham, expand on the gearing a little bit more. Can we confirm that the 20% target’s gone now? Is it still there?

Graham Tiver: Yes, it’s, we, so the target is no longer front and centre on our capital framework.

But we will report it regularly, like we do today, and we will talk about it, we’ll talk through the analysis and the movements on it, but it’s not a target in the framework as we move forward. It forms a part of assessing our guardrail of investment grade credit rating.

So that will be combined with liquidity, it will be combined with our debt maturities, we’ll be having a look at what the prices are doing. So it feeds into it.

Just because it doesn’t have a target between 10 and 20%, it doesn’t make it any less important in our assessment of our decisions as we move forward, because it all feeds into that guardrail of investment grade credit rating.

Henry Meyer (JP Morgan): Okay, that’s clear. thank you. If I can still hold on to this as the first question. Could you share an update on the strategy for the LNG carriers for Louisiana? Just number of carriers you think you might need, the ship capacity to contract those and if you do have gearing constraints potentially that could limit charter terms.

Liz Westcott: I’ll just have a start on that. I mean, the shipping strategy is interwoven with the marketing strategy. It’s not sitting there independent of that. We aim to be, you know, balanced-to-long in shipping and it’s very much informed by the portfolios that we’re building in Louisiana and the need for shipping going forward.

We’re doing a phased approach into strategically getting additional ships, and so we’ve been deliberate in entering the market in a number of stages.

It allows us to manage the profile, as you’re saying, the debt maturity and the leasing of that, and it also allows us to adjust our plans as markets evolve. But Mark’s got the detail for you.

Mark Abbotsford: Yeah, Henry. So I think we’re at the moment for Louisiana LNG. So on my slide, you will recall the reference to the 8 million tonnes [Clarification: Woodside will contract approximately 8 million tonnes into its global LNG portfolio].

So 8 million tonnes into Europe is roughly 8 vessels. 8 million tonnes into the Far East on 100% of the volumes is roughly double that. Earlier this year, we ran a process and we secured five vessels for delivery in the late 2020s.

To the balance sheet question, and Graham will kick me when I get this wrong, but they only come onto the balance sheet upon delivery.

One of the things that we also focused on through our procurement activity is actually reducing the tenor of a lot of those charters, which we were pleased that owners were responding to. So historically, many ship charters that even we’ve had have been 15 or 20 years.

Some of the charters that we’ve had more recently have been as short as, long-term charters have been as short as, seven years, which also reduce that balance sheet impact.

But we expect, like everything in our portfolio, we don’t want to be in the market at a single point in time, whether it be upstream gas procurement for Louisiana LNG, LNG marketing sales and also shipping. So we’ll be in the market progressively.

And we will be in the market for quite a significant number of more vessels, but they will be delivered in the early 2030s.

Henry Meyer (JP Morgan): And a quick third question, if I can. The $400 million cost out target’s significant, bigger than we’ve seen, and we’ve touched on this over the last few months.

Could you confirm if that’s a nominal reduction from 2025 cost base, or is there still some escalation that would come through there, and it’s on a nominal basis a little bit less than that?

Liz Westcott: So maybe I’ll explain a little more on the cost out target. We completed the merger with BHP in 2022 and as some of our slides showed, we inherited a BHP workforce, we inherited through the acquisition of Louisiana, the Tellurian workforce. We’ve now inherited an ExxonMobil workforce in Bass Strait.

We have grown materially as an organisation. Each one of those transactions had synergies and costs were displayed and taken out of the business. But when we look today at our organisation, we can see there’s room for efficiencies.

And what we’re talking about is taking cost out of the base that would otherwise have been there in 2028 without this initiative.

So your nominal and real questions are all important and we will be able to identify on balance sheet going forward exactly where you’re seeing this.

But the costs in 2025 that we saw associated with work, we are going through a simplification process of how we do work.

We can see that we’ve got duplication in roles, duplication in effort, and we can see opportunities to increase productivity, often through the deployment of technology.

It doesn’t need to be AI in some cases, but yes, AI as well. So we can see line of sight to this level of cost, and it’ll be structurally out of our business relative to what you would have otherwise seen in that year of 2028.

There is a lot of moving parts. Woodside is not a static entity. What we look like in 28, we’ll have operating business in Mexico, we’ll have an operating business in the US standing up ready for first LNG [Clarification: targeted 2029].

Scarborough is in operations, not a project. A lot of change. We’ll need to help all of you understand the ups and downs, but we can see that we can pull out what’s essentially structural cost built into the machine to the level of $400 million per annum.

Vanessa Martin: Thank you.

We’ve got a question in the middle of the floor here.

Vern Purnell (Vision Super): Thank you.

Vern Purnell from Vision Super. Thank you for your comprehensive presentation. I just have one question. Will management look at realigning incentives in light of all these changes, in particular the focus on ROACE?

Liz Westcott: Thanks. Yeah, thank you. The Board look at the executive incentive plan and then management look at the program for the whole of Woodside. And so we run a scorecard that applies to a large number of the staff and then there’s a subset of that that’s applied to the executive.

It’s always reflecting on the business and the strategy of the business, the ambition the business has and setting targets, but then maximum and stretch ambition, something that the Directors will work through.

I think in relation in particular to the ROACE target, which became a metric as part of the long-term incentive plan for the executive pool, the Directors will be reflecting on the changes we’ve now recommended and supported as what we’ve shared today. So, it’ll continue to evolve as we do.

Vanessa Martin: Question from Nik over there.

Nik Burns (Jarden): Yeah, thanks, Liz, Graham and Mark. It’s Nik Burns here from Jarden Australia.

Just a question on the new capital framework. Graham talked about the increased predictability, forecasting dividends, moving from NPAT to operating cash flow.

I’m impressed you think we’ll do any better in forecasting operating cash flow over NPAT, I must admit, particularly around things like cash tax, and thanks for giving some guidance this year for this year, but hopefully going forward that’ll be the case as well.

But we now have to estimate a number between 0 and 20% on the Priority 2 returns and in that light, I guess the timing and cost and Woodside equity in new growth projects is very important in our ability to be able to forecast that.

Just wondering if you could give any colour on particularly the next two years in terms of what new discretionary capex could be coming through.

You outlined a range of projects that you are looking at, but in terms of ones that could come through and influence that range, anything you could say about that would be appreciated, thanks.

Liz Westcott: Yeah, Nick, look, I’ll help you there. The adjusted operating cash flow does still require estimation.

Our view, though, is because it no longer has the non-cash items in there, that true uncertainty, particularly with our lovely derivatives that we’ve got in our business, those things are no longer part of it. Things that move wildly are no longer there.

The types of items we’re predicting are more predictable, and we will continue to provide guidance, and we’ve updated guidance for this year reflecting the changed methodology. So we do believe it will be more predictable.

It’s certainly more representative of the operation that we run and returning shareholders what is truly operational returns. So that’s an important part.

The 0 to 20%, as we highlighted, is part of this Priority 2. It really is the adjustment between going to 50 to 80% of NPAT and going from 20 to 40% of the adjusted operating cash flow.

We’ve got a track record of recognising the importance of returns to shareholders. We’ve paid at the top end of the range. We’ve highlighted that across the next six years, there’s $17 billion sitting in that opportunity set, and we can see capacity to do a lot of things.

We can see capacity to pay shareholders, you know, right to the top of the range if we have those good years, as well as making important competitive growth investments.

Your particular question around, can I tell you what we’re going to be investing in for the next two years? No, I can’t. But what I can say is that the types of investments we’re thinking of that compete are the large material investments.

The Scarboroughs, the Trions, the Louisianas. We are assuming that our tiebacks, our more modest activities that often have greater than 30% rate of return will be in our sustaining and then become committed capex.

So, we are talking about the material activities and they will be things we will talk to you about at those points, so that that’s maybe what I can share.

Nik Burns (Jarden): That’s great, thank you. And my second question is on Browse. There’s obviously been a lot of equity changes announced both with Browse and North West Shelf over the last 12 months or so.

Can you talk about, given what’s happened globally, Middle East conflict, etcetera, how you’re viewing the project as it stands today, and what your target equity position would be down the track at FID or at startup, both upstream and in the North West Shelf as well. Thank you.

Liz Westcott: So Browse remains a fabulous resource for Woodside, 11.4 Tcf [Clarification: 14.4 Tcf gas gross 2C contingent resources]. It’s a resource that is the largest undeveloped gas resource in Australia [Clarification: largest undeveloped conventional gas resource], and the role Australia plays in Asia, and as we showed, the emerging demand in Asia for LNG is very material. And so, what we are seeing with the equity moves is a number of parties worldwide recognising the importance of undeveloped resources today.

The ability to participate in the development of an upstream resource in the Asia-Pacific region with customers almost guaranteed based on proximity, based on interest is high. And so, you’re seeing some of our long-term partners.

I mean, Shell’s been a partner with Woodside sort of since kindergarten and 40 plus years of working with us on this asset [Clarification: North West Shelf asset]. So they are now saying, look, it’s time for somebody else to come in. BP’s sold down their equity.

So we’re seeing a lot of good interest in Browse. It’s still an early-stage project. It will need to compete for capital. It will have to meet the hurdle rate, and it will have to meet the hurdle rate for every partner, of which there are now four, five.

So there’s a lot of parties for whom this needs to be the right investment. But we’re seeing that enthusiasm. So we continue to work it, the technical work, commercial work, the regulatory approvals, you’ll see us still out there talking about it, because we see the potential, we see the potential to make this a great investment, but it still has to do all of that hard work on its own.

In regards to the equity we hold, we make every decision as they present. The pre-emption rights that we took during the year with INPEX was a very considered decision from both commercial perspective and from retaining the development pathway that we saw as the highest value for Woodside shareholders.

We’ll continue to consider as opportunities present themselves with movements around the right equity position. And I think Mark explained it well. We remain open to hearing if others see more value than we do and how would we optimise our capital going forward, what else do we want to do with this, what’s the right level for us, in particular assets, they’re all part of the discussions that we’ll have.

Vanessa Martin: Thanks Nik, we have a question over on the left.

Cameron Needham (Bank of America): Thanks. It’s Cameron Needham from Bank of America. Just intrigued by the decision to use a 12% IRR hurdle. From memory, Louisiana was sanctioned at a greater than 13% IRR. I guess one would expect trains 4 and 5 to have superior economics, given its brownfield expansion.

So feel, I don’t want to put words in your mouth, but it feels like the current framework might actually make sanction quite likely at some point.

Just intrigued to get a little bit of colour from yourselves, you know, the process that you went through internally, why 12% IRR is the right hurdle rate, and just given again from memory, it’s in line with the LNG IRR you had at last year’s CMD.

How do you guys get comfortable that that’s a mechanism to actually drive better returns from here? Thanks.

Liz Westcott: We had a good discussion about our move to the single framework for all capital investments. And as you rightly point out, we had three different hurdle rates for the internal rate of return based on the type of investment.

It was clear to us that all investments should compete. We needed a single framework. We are LNG-led as Woodside. The majority of our portfolio is LNG. The orientation to the LNG metric of 12% was high. We will be looking though at a range of things. This is just the floor. You need to meet that hurdle. It doesn’t mean you’re home and hosed and you’re being developed.

It’s one feature that we’ll need to clear. But we look at the risk-adjusted value of all of our investments. We’ll look at the uncertainty, whether it’s cost, schedule, regulatory approvals, fiscal regimes, partner contributions, customer offtake, demand, all the features that go with different investments, and they will feature into what becomes a risk-adjusted view of the investment’s quality.

Importantly, though, with the IRR hurdle, new energy now needs to sort of step up to the plate. But it doesn’t mean that oil has somehow got a free game either. We need to look at the full suite of risks and opportunities with each investment.

But we wanted to show that there is going to be a threshold floor at which the investments will need to clear. And when we thought about that, it was in line of our 12 to 15% ambition. We could see that investments needed to be at that scale to meet the 12 to 15% ambition.

It’s not going to mean that we don’t stop chasing value just because we hit 12. Not at all, because there will be competition. So different investments will be able to clear that more easily, and they’ll compete for capital alongside all the risks that I just spoke through.

So there’s no sort of direct formula that an investment’s going to get a go, and of course it has to compete now with the distributions that we’ve been talking about, not just the other capital opportunities.

Vanessa Martin: Thanks, Cameron. I think we’ve got time for one more question. Yep.

Rob Koh (Morgan Stanley): Thank you. Rob here from Morgan Stanley again. Can I maybe just ask about your accompanying document here, the Climate Transition Action Plan? Just can you give us some of your thoughts around moving to an intensity-based target and shifting the baseline for measurement on that versus the previous absolute target, please?

Liz Westcott: The Climate Transition Plan that we’ve released today, maybe just to start with, we will be running a session in a couple of weeks where some of the team will be able to speak deeply to a lot of the content so we can handle more in-depth questions.

The intensity target was a very deliberate discussion. We think about the role that LNG is playing today in the transition in the energy system and its role in supporting so many countries and companies in meeting their decarbonisation goals.

And we wanted to set ourselves a goal to make sure our operations continue to strive to be the best they can for Scope 1 and 2 emissions, while recognising that our product should not be constrained while doing that.

And so, an absolute target would tend to favour a constraint in your growth output. We therefore pick the intensity. It incentivises operational efficiency, it incentivises you to chase down the molecules while not burdening you with the ability to meet targets whilst continuing to grow the value of the portfolio, so that’s why.

Vanessa Martin: Thank you, I think that’s all we’ve got time for.

Liz Westcott: Well, I’d just like to thank everybody for the questions. I think we’re more caught by time than lack of interest, so thank you again.

There will be a number of Woodside people, they’ll have badges on in case you ask somebody that doesn’t work for us, that you can come and speak to over lunch. We’re more than happy to have your questions and see your interest, and I look forward to engaging with many of you again moving forward. So thank you very much.

Graham Tiver: Thank you.

Vanessa Martin: So just a reminder, we have our Fourth Quarter Report which will be released on the 28th of January and the Annual Report on the 23rd of Feb. And also, as Liz mentioned on the 23rd of November, we’ll hold a Q&A session on the Climate Transition Plan.

So, I will be reaching out about that but also please reach out to the team if you have any questions.

So thank you.

[END OF TRANSCRIPT]

INVESTORS	MEDIA
Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.